Exhibit 5.1

[Bingham McCutchen Letterhead]

September 16, 2011

8x8, Inc.
810 West Maude Avenue
Sunnyvale, CA 94085

Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel for 8x8, Inc., a Delaware corporation (the "Company"), in connection with the preparation of the Company's Registration Statement on Form S-8 proposed to be filed with the Securities and Exchange Commission on or about September 16, 2011 (the "Registration Statement").

The Registration Statement covers the registration of 171,974 shares of common stock, par value $0.001 per share, of the Company (the "Shares") issuable by the Company upon the exercise of options granted under the Amended and Restated Contactual, Inc. 2003 Stock Option Plan (the "Plan") and assumed by the Company pursuant to the Agreement and Plan of Merger Reorganization by and among the Company, Cabernet Merger Corporation, Contactual, Inc. ("Contactual"), and Leapfrog Ventures II, L.P., as representative of Contactual's stockholders (the "Merger Agreement"), and the Certificate of Merger merging Merger Sub into Contactual, as filed with the Delaware Secretary of State on September 15, 2011 (the "Certificate of Merger").

We have reviewed the Merger Agreement, the Certificate of Merger, the Plan, the form of Stock Option Agreement governing options granted under the Plan and corporate proceedings with respect to the authorization by the Company's board of directors of the Company's assumption of the Plan. We have also reviewed and relied upon such other instruments, corporate records, certificates and other documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. In our examination, we have assumed the genuineness of all signatures, the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form, and the legal competence of each individual executing any document.

We further assume, without investigation, that all Shares issued pursuant to the Plan will be issued in accordance with the terms of the Plan and that the purchase price of each of the Shares will be at least equal to the par value of such Shares.

This opinion is limited solely to the Delaware General Corporation Law as applied by courts located in Delaware, the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting those laws.

Based upon and subject to the foregoing, we are of the opinion that the Shares, when issued and delivered upon the exercise of options granted pursuant to and in accordance with the Plan and against the payment of any purchase price therefor, as specified in the Plan or documents governing such awards, will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving this consent, however, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

Yours very truly,

/s/   Bingham McCutchen LLP

Bingham McCutchen LLP